UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 13D/A
[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2(a)

(Amendment No.2)

NETFABRIC HOLDINGS, INC.
—————————
(Name of Issuer)

COMMON STOCK, $0.001 PAR VALUE PER SHARE
——————————————
(Title of Class of Securities)

64111Y107
(CUSIP Number)

Mr. Fred Nazem
44 East 73rd Street
New York, NY 10021

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 30, 2010

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

                              CUSIP NO 64111Y107

(1) NAMES OF REPORTING PERSONS		Fred Nazem
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(A) ☐
		(B) ☑

(3) SEC USE ONLY

(4) SOURCE OF FUNDS (SEE INSTRUCTIONS)		OO

(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT		☐
TO ITEMS 2(D) OR 2(E)

(6) CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES	(7) SOLE VOTING POWER	0
BENEFICIALLY
OWNED BY EACH
REPORTING PERSON	(8) SHARED VOTING POWER
WITH
	(9) SOLE DISPOSITIVE POWER	0

	(10) SHARED DISPOSITIVE POWER

(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		0

(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)		☐
EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)		0%

(14) TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)		IN

ITEM  1.     SECURITY  AND  ISSUER.

This Schedule 13D/A (the “Schedule 13D”), relates to common stock, par value $.001 (“Common Stock”) of NetFabric Holdings, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 299 Cherry Hill Road, Parsippany, NJ 07054.

ITEM  2.     IDENTITY  AND  BACKGROUND.

(a)This Schedule 13D is being filed by Fred Nazem (“Mr. Nazem”). The foregoing person is hereinafter sometimes referred to as the “Reporting Person.”

(b)-(c) Mr. Nazem is a natural person and his principal occupation is a venture capitalist. The address of Mr. Nazem is 44 East 73rd Street, New York, NY 10021.

(d)-(e) During the last five years Mr. Nazem has not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) been a party to civil proceedings of a judicial or administrative body of competent jurisdiction where as result of proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws of finding any violation with respect to such laws.

(f) Mr. Nazem is a US citizen.

ITEM  3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On or about December 30, 2010, Mr. Nazem entered into a stock purchase agreement (the “Agreement”) among the Issuer, certain stockholders of the company identified in Schedule A thereto, and certain purchasers of shares of the company identified in Schedule B thereto. Pursuant to the Agreement, Mr. Nazem sold an aggregate of 23,279,527 shares of the Issuers Common stock for an aggregate consideration of $73,493 These shares included 6,592,212 shares held by the Fred F. Nazem Children’s' Trust, whose trustees are Alexander Nazem, Farhad Nazem and Sohelya Gharib. These shares were held in a trust for the benefit of the Reporting Person's children..

ITEM  4.     PURPOSE  OF  TRANSACTION.

The purpose of the transaction is to sell  the securities of the Issuer. Mr. Nazem originally acquired the securities of the Issuer for general investment purposes.

Except as set forth above, there are no plans or proposals which the Reporting Person may have which relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM  5.     INTEREST  IN  SECURITIES  OF  THE  ISSUER.

(a) See Items 11 and 13 of the cover page to this Schedule 13D for the aggregate number of Common Stock and percentage of Common Stock beneficially owned by the Reporting Person.

(b) See Items 7 through 10 of the cover page to this Schedule 13D for the number of Common Stock beneficially owned by the Reporting Person as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote and sole or shared power to dispose or to direct the disposition.

(c) The Reporting Person has not effected any transactions in the class of securities described in the past 60 days.

(d) To the knowledge of the Reporting Person, no person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities covered by this Schedule 13D.

(e) Not applicable.

ITEM  6.     CONTRACTS,  ARRANGEMENTS,  UNDERSTANDINGS,  OR  RELATIONSHIPS  WITH RESPECT  TO  SECURITIES  OF  THE  ISSUER.

None.

ITEM  7.     MATERIAL  TO  BE  FILED  AS  EXHIBITS.

Exhibit 1.
Stock Purchase Agreement, dated December 27, 2010, by and among NetFabric Holdings, Inc., stockholders of NetFabric Holdings, Inc. identified on Schedule A thereto, and purchasers of shares of NetFabric Holdings, Inc. identified on Schedule B thereto.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: January 11, 2011

By:	/s/ Fred Nazem
Name:	Fred Nazem